UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------
                                    FORM 11-K
                                    ---------

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2004

                          METALS USA, INC. 401 (K) PLAN
                            (Full title of the Plan)


                                METALS USA, INC.
          (Name of Issuer of the Securities Held Pursuant to the Plan)

                         COMMISSION FILE NUMBER 1-13123


                        Delaware                     76-0533626
                (State or other jurisdiction     (I.R.S. Employer
          of incorporation or organization)     Identification Number)

                      One Riverway, Suite 1100
                           Houston, Texas                   77056
             (Address of Principal Executive Offices)     (Zip Code)



       Registrant's telephone number, including area code:  (713) 965-0990


     Metals  USA,  Inc.  401(k)  Plan
     Financial  Statements  for  the  Years  Ended
     December  31,  2004  and  2003 and Supplemental Schedule for the Year Ended
     December  31,  2004
     and  Report  of  Independent  Registered  Public  Accounting  Firm

METALS  USA,  INC.  401(k)  PLAN
TABLE  OF  CONTENTS
-------------------
                                                                            Page
REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC  ACCOUNTING  FIRM                  1
FINANCIAL  STATEMENTS:
   Statements of Net Assets Available for Benefits, December 31, 2004 and 2003 2

   Statements  of  Changes  in  Net  Assets Available for Benefits
     for the years ended  December  31,  2004  and  2003                       2

     Notes  to  Financial  Statements                                          3

SUPPLEMENTAL  SCHEDULE*  -

   Schedule  H,  Line  4i - Schedule of Assets (Held at End of Year),
     December 31,  2004                                                        7

* Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC  ACCOUNTING  FIRM
To  the  Trustees  and  Participants  of
     Metals  USA,  Inc.  401(k)  Plan
Houston,  Texas

We have audited the accompanying statements of net assets available for benefits of Metals USA, Inc. 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE  &  TOUCHE  LLP

Houston,  Texas

June  28,  2005
                                       1





METALS USA, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 2004 AND 2003

                                                                              2004        2003
                                                                          ----------- -----------
ASSETS:
 Investments, at fair value . . . . . . . . . . . . . . . . . . . . . . . $55,378,062 $50,338,793
 Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    43,100           -
 Receivables:
 Employer contributions . . . . . . . . . . . . . . . . . . . . . . . . . .   118,178           -
 Employee contributions . . . . . . . . . . . . . . . . . . . . . . . . . .    83,197     257,485
 Other receivables. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7,982           -
 Participant loans. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,558,350   1,541,547
                                                                          ----------- -----------

 Total receivables. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,767,707   1,799,032
                                                                          ----------- -----------

NET ASSETS AVAILABLE FOR BENEFITS . . . . . . . . . . . . . . . . . . . .$57,188,869  $52,137,825
                                                                         ===========  ===========
The accompanying notes are an integral part of these financial statements.




METALS USA, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                              2004        2003
                                                                          ----------- -----------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
 Investment income:
 Net appreciation in pooled separate accounts and mutual funds.           $ 5,204,210 $ 7,542,678
 Interest . . . . . . . . . . . . . . . . . . . . . . . . . . .               194,899     706,064
 Company securities . . . . . . . . . . . . . . . . . . . . . .               508,631     233,916
                                                                          ----------- -----------

 Total investment income. . . . . . . . . . . . . . . . . . . .             5,907,740   8,482,658
                                                                          ----------- -----------

 Contributions:
 Employer . . . . . . . . . . . . . . . . . . . . . . . . . . .             1,278,939     355,118
 Employee . . . . . . . . . . . . . . . . . . . . . . . . . . .             4,810,378   2,773,365
                                                                          ----------- -----------

 Total contributions. . . . . . . . . . . . . . . . . . . . . .             6,089,317   3,128,483

 Transfer from affiliated plan. . . . . . . . . . . . . . . . .               592,071      24,998
                                                                          ----------- -----------

 Total additions. . . . . . . . . . . . . . . . . . . . . . . .            12,589,128  11,636,139
                                                                          ----------- -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Benefit payments . . . . . . . . . . . . . . . . . . . . . . .             7,485,049  12,363,465
 Administrative expense . . . . . . . . . . . . . . . . . . . .                13,954      20,603
 Participant loans receivable terminated due to withdrawal
 of participant . . . . . . . . . . . . . . . . . . . . . . . .                39,081     495,779
 Assets transferred out . . . . . . . . . . . . . . . . . . . .                     -   1,863,873
                                                                          ----------- -----------
 Total deductions . . . . . . . . . . . . . . . . . . . . . . .             7,538,084  14,743,720
                                                                          ----------- -----------

NET INCREASE / (DECREASE) . . . . . . . . . . . . . . . . . . .             5,051,044 (3,107,581)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING
 OF YEAR. . . . . . . . . . . . . . . . . . . . . . . . . . . .            52,137,825  55,245,406
                                                                          ----------- -----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR. . . . . . . . .           $57,188,869 $52,137,825
                                                                        ===========  ============
The accompanying notes are an integral part of these financial statements.

                                       2


METALS  USA,  INC.  401(k)  PLAN
NOTES  TO  FINANCIAL  STATEMENTS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2004  AND  2003
------------------------------------------------------
1.   DESCRIPTION  OF  PLAN

     The following description of the Metals USA, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan established effective June 1, 1998, and was amended and restated in its entirety effective January 1, 2000. Prior to 2004, non-union employees of Metals USA, Inc. (the "Company") were eligible to participate upon completing six months of service. The Plan was amended in 2003, and effective January 1, 2004 employees are eligible to participate upon the date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions  -  Participant  contributions  are  limited  to the Internal
     Revenue Service established annual dollar limits. Participants who have attained age 50 on or before the last day of the Plan year are eligible to make catch-up contributions. Participants may also rollover amounts representing distributions from certain other qualified plans. At December 31, 2004, the Plan offered a number mutual funds and a stable value fund as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

     On January 1, 2004, the Company match was reinstated after being suspended on October 1, 2001. The Company matches 100% of the first 2% of each employee's contributions. The Company may also make discretionary qualified non-elective or profit sharing contributions. Discretionary qualified non-elective or profit sharing contributions, if any, are recorded when received. For the years ended December 31, 2004 and 2003 there were no discretionary contributions made.

     Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of Plan earnings, and an allocation of any Company discretionary qualified non-elective and profit sharing contributions. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting - Participants are immediately 100% vested in their own voluntary contributions and qualified non-elective and profit sharing contributions plus earnings thereon. During 2003, the Plan was amended to provide an immediate 100% vesting for all participants employed at December 31, 2003. Effective January 1, 2004, vesting in the Company's contribution portion of their accounts is based on years of service. Participants employed after December 31, 2003, vest in the Company matching contribution 50% in the first year and 100% at the end of the second year. However, if a participant dies, becomes disabled, or attains early or normal retirement age as defined by the Plan, prior to attaining the normal retirement age, the participant's account becomes 100% vested, if still employed by the Plan sponsor as of such date.

     Benefit Payments - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account, a distribution in the form of an annuity, partial payments, or installment payments. Distributions are subject to the applicable provisions of the Plan agreement and applicable tax laws. Benefit claims are recorded as distributions when they have been approved for payment and paid by the Plan.

     Participant Loans Receivable - Participants may borrow up to a maximum of $50,000 or 50% of the vested portion of his or her account balance, whichever is less. Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (4.70% to 10.50% for the years ended December 31, 2004 and 2003).
                                       3

     Administrative Expenses - The expenses of administration of the Plan, including the expenses of the Administrator and fees of the Trustee, shall be paid by the Plan unless the Plan sponsor elects to make payment.

     Forfeitures - Forfeitures result from non-vested Company contributions remaining in the Plan for all terminated employees. As defined in the Plan document, forfeitures generated are added to the forfeiture reserve balance, which can be utilized to reduce Company contributions. At December 31, 2004 and 2003 forfeiture reserve balances were $26,215 and $307,091, respectively. During 2004, $421,240 of the forfeiture reserve balance was used to fund a portion of Metals USA, Inc.'s employer matching contributions. No forfeitures were utilized in 2003.

2.   SUMMARY  OF  ACCOUNTING  POLICIES

     Method of Accounting - The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

     Investment Valuation - Investments in the stable value fund and pooled separate accounts are stated at fair value, as determined by the unit value reported by the Plan's trustee. Investments in the CIGNA Guaranteed Income Fund and the ONLIC Accumulation Account are non-fully benefit responsive and are stated at fair value. The term "non-fully benefit responsive" generally relates to investments that have or could have possible conditions, limitations or restrictions on participant initiated transactions. Participant loans receivable are valued at the outstanding loan balance, which approximates fair value. Mutual funds and warrants for the Company's common stock are valued at quoted market prices.

     The Plan assets at December 31, 2004 and 2003 include warrants which are traded on the NASDAQ national market quotation system under the sticker symbol "MUSAW." Pursuant to the Company's Reorganization Plan, which became effective October 31, 2002, all holders of Metals USA common stock were entitled to receive warrants in exchange for their shares in an approximate ratio of 1 warrant for every 10 shares of stock. On April 30, 2003, the Company initiated the exchange of warrants for the stock.

     As a result of this exchange, the Plan received 275,465 warrants that were allocated to plan participants who may direct the usage of the warrants. The participants may sell the warrants and use the cash received to invest in any of the other plan asset options or take the cash as a distribution. At December 31, 2004 and 2003, the Plan held 101,211 and 244,432 warrants, respectively.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned.

     Risks and Uncertainties - The Plan provides for investments in various securities through the investment funds offered to participants, including but not limited to, foreign and domestic equity securities, bonds and obligations of the U.S. government, among others. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.   INVESTMENTS

Investments that represent 5% or more of the Plan's net assets are separately identified below:

<BTB>

                                                                                 December 31,
                                                                          -----------------------
                                                                              2004        2003
                                                                          ----------- -----------

 GMCM Stable Value                                                      $ 10,692,247  $         -
 Growth Fund of America/R3                                                 9,835,371            -
 MFS Strategic Value Fund/A                                                9,047,157            -
 Templeton Foreign Fund/A                                                  6,596,099            -
 MFS Research Bond Fund/A                                                  6,461,903            -
 American Century Small Cap Value                                          3,202,496            -
 CIGNA Guaranteed Income Fund                                                      -   17,059,934
 CIGNA Fidelity Advisor Equity Growth Fund                                         -    5,732,057
 CIGNA Janus Account                                                               -    4,205,205
 CIGNA Growth & Income Fund/Multi-Manager                                          -    3,559,337
 CIGNA Lifetime40 Fund                                                             -    3,726,770
 CIGNA S&P 500 Index Fund                                                          -    2,812,383

                                       4

During the years ended December 31, 2004 and 2003, the Plan's investments (including interest, dividends, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in value as follows:

<BTB>
                                                                                 DECEMBER 31,
                                                                          -----------------------
                                                                              2004        2003
                                                                          ----------- -----------

General Account - CIGNA Charter Guaranteed Income Fund                     $   23,529  $  605,816
Guaranteed Investment Contract - ONLIC Fixed
 Accumulation Account. . . . . . . . . . . . . . . . .                         51,560      92,378
Participant Loans Receivable . . . . . . . . . . . . .                        119,810       7,870
                                                                          ----------- -----------
Total interest income. . . . . . . . . . . . . . . . .                        194,899     706,064
                                                                          ----------- -----------


Mutual funds:
 American Century Small Cap. . . . . . . . . . . . . .                        428,997           -
 Fidelity Advisor Small Cap/A. . . . . . . . . . . . .                        284,943           -
 GMCM Stable Value . . . . . . . . . . . . . . . . . .                        293,544           -
 Growth Fund of America/R3 . . . . . . . . . . . . . .                        548,272           -
 JP Morgan Mid Cap Value/A . . . . . . . . . . . . . .                        213,811           -
 MFS Research Bond Fund/A. . . . . . . . . . . . . . .                        184,520           -
 MFS Strategic Value Fund/A. . . . . . . . . . . . . .                        951,135           -
 State Street S&P 500 Index. . . . . . . . . . . . . .                        108,794           -
 T. Rowe Price Mid Cap Growth/R. . . . . . . . . . . .                        249,309           -
 Templeton Fund Foreign Fund/A . . . . . . . . . . . .                        775,114           -
 Nationwide S&P 500/ Index/Svc Class . . . . . . . . .                         (3,573)          -
                                                                          ----------- -----------
                                                                            4,034,866           -

Pooled separate accounts:
 CIGNA S&P 500 Index Fund. . . . . . . . . . . . . . .                         68,668     696,082
 CIGNA Growth & Income Fund/Multi-Manager. . . . . . .                         76,167     870,634
 CIGNA Global Value/Morgan Stanley . . . . . . . . . .                         32,242     377,030
 CIGNA Fidelity Advisor Equity Growth Fund . . . . . .                        365,058   1,573,570
 CIGNA Janus Account . . . . . . . . . . . . . . . . .                        158,815   1,180,361
 CIGNA Lifetime20 Fund . . . . . . . . . . . . . . . .                         16,663     120,922
 CIGNA Lifetime30 Fund . . . . . . . . . . . . . . . .                         24,089     175,359
 CIGNA Lifetime40 Fund . . . . . . . . . . . . . . . .                        100,500     729,197
 CIGNA Lifetime50 Fund . . . . . . . . . . . . . . . .                         21,789     142,588
 CIGNA Lifetime60 Fund . . . . . . . . . . . . . . . .                         10,052      64,888
 CIGNA Large Cap Value Fund/Levin & Co.. . . . . . . .                         15,256     221,354
 CIGNA Mid-Cap Value Fund/Wellington . . . . . . . . .                         37,160     382,408
 CIGNA Mid-Cap Blend Fund/New Amsterdam Partners . . .                          3,193      27,291
 CIGNA Mid-Cap Growth Fund/Artisan . . . . . . . . . .                        174,614     562,020
 CIGNA Small Cap Value Fund/Sterling . . . . . . . . .                         39,736     285,612
 CIGNA Small Cap Growth Fund/Times Square. . . . . . .                         17,204     100,811
 CIGNA American Century International Growth Fund. . .                          8,138      32,551
                                                                          ----------- -----------
                                                                            1,169,344   7,542,678
                                                                          ----------- -----------
Total Mutual funds and pooled separate accounts. . . .                      5,204,210   7,542,678

Company securities:
 Warrants to Purchase Metals USA Common Stock. . . . .                        508,631     233,916
                                                                          ----------- -----------
Total company securities . . . . . . . . . . . . . . .                        508,631     233,916
                                                                          ----------- -----------

Total investment income
                                                                        $   5,907,740  $8,482,658
                                                                       ==============  ==========




                                       5

4.   INVESTMENT  CONTRACTS  WITH  INSURANCE COMPANIES

     The Plan participates in a contract with Ohio National Life Insurance Company via an investment in the ONLIC Fixed Accumulation Account. For the Plan's investment in the ONLIC Fixed Accumulation Account, the Plan is credited with interest at the rate specified in the contract which was 4.7% and 3.0% for the years ended December 31, 2004 and 2003, respectively, net of asset charges. As discussed in Note 2, the CIGNA Income Fund and the ONLIC Fixed Accumulation Account are included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

     The Plan participated in 2003 and through January 20, 2004 in a contract with Cigna Guaranteed Life ("CG Life") via an investment in the CIGNA
     Guaranteed Income Fund. CG Life commingled the assets of the CIGNA Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Guaranteed Income Fund, the Plan was credited with interest at the rate specified in the contract, which was 3.0% for the year ended December 31, 2003, net of asset charges. CG Life guaranteed the interest rates credited for the CIGNA Charter Income Fund for six months. As discussed in
     Note 2, the CIGNA Guaranteed Income Fund was included in the financial statements at fair value which principally, because of the periodic rate reset process, approximates contract value. On January 21, 2004 Nationwide Trust Company FSB ("Nationwide") became the Plan's trustee. Nationwide did not offer a Guaranteed Income Fund as one of its investment options.

5.   RELATED-PARTY  TRANSACTIONS

     Plan assets in 2003 and through January 20, 2004, included investments in funds managed by CG Life, a wholly owned subsidiary of CIGNA. CG Life was the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Nationwide became the Plan's trustee effective January 21, 2004, and there have been no party-in-interest transactions between the Plan and Nationwide.

     Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds securities of Metals USA, Inc., the Plan sponsor, which also qualifies as a party-in-interest.

6.   PLAN  TERMINATION

     Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

7.   TAX  STATUS

     The Plan is a tax-qualified retirement plan under the Internal Revenue Code (the "Code") Section 401(a), with a qualified cash or deferred arrangement under Code Section 401(k) ("CODA") and is subject to the provisions of ERISA. The Plan is an adopted form of the PDS Tax Qualified 401(k) Savings Plan & Trust Agreements Volume Submitter Plan (the "Volume Submitter
     Plan"), a non-standardized profit sharing plan with CODA. The Volume Submitter Plan obtained an opinion letter from the IRS dated April 21, 2003, which stated that the Volume Submitter Plan was in compliance with the applicable requirements of the Code. The Company is in the process of applying for a determination letter covering the adoption agreement of the Volume Submitter Plan. The Company believes that the Plan is currently being administered in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.   TRANSFERS

     During 2004 and 2003, certain employees and their participant balances were transferred from an affiliated plan to the Plan. Additionally, $1,863,873 of account balances attributable to participants employed by a business sold in 2002 were transferred from the Plan in 2003.

9.   SUBSEQUENT  EVENT

     On May 18, 2005, the Company announced that it had entered into a definitive merger agreement pursuant to which an affiliate of Apollo Management L.P. will acquire 100% of the common stock of Metals USA at $22.00 per share. The consummation of the merger is subject to approval by the stockholders and customary regulatory review, and is expected to close on or before September 30, 2005.






                                       6

     Members of the Company's management will remain with the Company after closing, and will participate in the transaction as equity holders in the surviving corporation of the merger. There are no planned changes to the Plan resulting from the change in ownership of the Company. If the shareholder approval is obtained and the other conditions to the transactions are satisfied then, on or about the effective time of the merger, the Company expects to repurchase any warrants that are held by plan participants in their respective individual accounts, for a purchase price that would equal the difference between the merger consideration
     ($22.00 per share) and the warrant price of $18.50 per share, which effectively becomes $3.50 per warrant. The Company expects to pay all transaction costs associated with the repurchase.


                                     ******

<btb>
METALS  USA,  INC  401(k)  PLAN

SCHEDULE  H,  LINE  4i  -  SCHEDULE  OF  ASSETS  (HELD  AT  END  OF  YEAR),
DECEMBER  31,  2004
(a)              (b)                                             (c)                                   (d)                  (e)


     Identity of Issue, Borrower,                Description of Investment Including                  Cost           Current  Value
       Lessor, or Similar Party              Maturity Date, Rate of Interest, Collateral,
                                                       Par or Maturity Value


 *   Metals USA, Inc.                               Metals USA Warrants                           $  151,961             $  453,425

     American Century Investment, Inc.              American Century Small Cap Value                   N/A**              3,202,496

     Fidelity Advisor                               Fidelity Advisor Small Cap/A                       N/A**              2,009,828

     Gartmore Morley Trust Company                  GMCM  Stable Value                                 N/A**             10,692,247

     Capital Research & Management Company          Growth Fund of America/R3                          N/A**              9,835,371

     J P Morgan Investment Management Inc.          JP Morgan Mid Cap Value/A                          N/A**              1,454,356

     Massachusetts Financial Services Company       MFS Research Bond Fund/A                           N/A**              6,461,903

     Massachusetts Financial Services Company       MFS  Strategic  Value Fund/A                       N/A**              9,047,157

     State Street Global Advisors                   State  Street  S&P  500  Index                     N/A**              1,693,836

     T. Rowe Price                                  T. Rowe Price Mid Cap Growth/R                     N/A**              2,296,967

     Templeton Global Advisors  Ltd.                Templeton  Foreign  Fund/A                         N/A**              6,596,099

     Ohio National Life Insurance Company           Ohio National Group Annuities                      N/A**              1,634,377
                                                                                                                       ------------

                                                    Investments, at fair value                                           55,378,062

*    Outstanding Participant Loans                  Interest Bearing Participant Notes Receivable N/A**                   1,558,350
                                                                                                                      ------------

                                                                                                                      $  56,936,412
                                                                                                                      =============

*    Indicates  an  identified  person  known  to be a party-in-interest to the Plan.

**   Cost  information  has been omitted for participant directed investments.


                                   SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

METALS  USA,  INC.
METALS  USA,  INC.  401(k)  PLAN


June  28,  2005          By:     /S/  TERRY  L.  FREEMAN
                                 -----------------------
                                   Terry  L.  Freeman
                                   Senior  Vice  President  and
                                   Chief  Financial  Officer
                                       7

                                INDEX TO EXHIBITS

Exhibit
Number     Description

4 Adoption Agreement and Restated Plan Agreement for the Metals USA, Inc. 401(k) Plan dated July 8, 2004 incorporated herein by reference to Exhibit 4 to the Plan's Report on Form 11-K (File No. 1-13123) filed with the Commission on July 9, 2004.

                                       8